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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                       FINAL AMENDMENT TO SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                         CATHERINES STORES CORPORATION
                         (Name of Subject Company)

                             ROSE MERGER SUB, INC.
                             CHARMING SHOPPES, INC.
                                   (Bidders)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

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                                   14916F100
                                 (Cusip Number)

                              Colin D. Stern, Esq.
                                 450 Winks Lane
                               Bensalem, PA 19020
                            Telephone: 215-245-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                   Copies to:
                             Dennis S. Hersch, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

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     This Final Amendment (the "Final Amendment") amends and supplements the
Tender Offer Statement on Schedule 14D-1 originally filed on November 19, 1999 (the "Schedule 14D-1") by Charming Shoppes, Inc., a Pennsylvania corporation ("Parent"), and Rose Merger Sub, Inc., a Tennessee corporation and a wholly-owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, $0.01 par value (the "Shares"), of the Company at $21.00 per Share, net to the Seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1) and
(a)(2) to the Schedule 14D-1, respectively.

     All capitalized terms used in this Final Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

     The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:

Item 6.   Interest in Securities of the Subject Company.

     Item 6(a) - (b) is hereby amended and supplemented as follows:

     The Offer expired at 5:00 PM, New York City time, on Thursday, January 6, 2000. As of 5:00 PM, New York City time, on January 6, 2000, approximately 6,792,984 Shares were validly tendered pursuant to the Offer, including 47,250 Shares tendered pursuant to guarantees of delivery. The Shares tendered represent approximately 98% of the Shares outstanding. Pursuant to the Offer, Purchaser has accepted for payment all Shares validly tendered and will promptly pay for such Shares. On January 7, 2000, Parent issued a press release announcing the expiration of the Offer. The full text of the press release is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 11.    Material to be Filed as Exhibits.

     Item 11 is hereby supplemented and amended by adding the following
Exhibit:

          (a)(9)    Text of Press Release issued by Parent on January 7, 2000.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to the Schedule 14D-1 is true, complete and correct.

Dated: January 7, 2000

                                     CHARMING SHOPPES, INC.


                                     By: /s/ Eric M. Specter
                                        ----------------------------------
                                        Name:  Eric M. Specter
                                        Title: Executive Vice President and
                                               Chief Financial Officer



                                     ROSE MERGER SUB, INC.


                                     By: /s/ Eric M. Specter
                                        ----------------------------------
                                        Name:  Eric M. Specter
                                        Title: President